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Exhibit 11.1

Grupo TMM, S. A. and Subsidiaries
Computation of Earnings per Share (IAS & U.S. GAAP)

	Six Months Ended June 30,		Year Ended December 31,
(In thousands of dollars except share data)	2003	2002	2002	2001	2000	1999	1998
Shares at the end of period	56,963,137	56,963,137	56,963,137	56,963,137	17,441,590	17,441,590	3,219,548
Yearly weighted average shares	56,963,137	56,963,137	56,963,137	18,693,635	17,441,590	13,705,204	3,219,548
IAS:
Net Income (Loss) from continuing operations	9,891	7,944	(42,609)	8,925	7,265	76,611	4,215
Net Income (Loss) from discontinued operations	—	—	—	—	(5,535)	(139,259)	(13,807)
Net Income (Loss)	9,891	7,944	(42,609)	8,925	1,730	(62,648)	(9,592)
Earnings (Loss) per share from continuing operations	0.174	0.139	(0.748)	0.476	0.419	5.590	1.308
Earnings (Loss) per share from discontinued operations					(0.321)	(10.161)	(4.288)
Earnings (Loss) per share	0.174	0.139	(0.748)	0.476	0.098	(4.571)	(2.980)
U.S. GAAP:
Net Income (Loss) from continuing operations	(61,112)	8,495	(24,486)	(12,345)	4,988	82,778	(11,613)
Net Income (Loss) from discontinued operations	90,377	8,767	35,134	30,181	(1,165)	(153,541)	(8,040)
Net Income (Loss) from extraordinary item-Net					(5,075)
Net Income (Loss)	29,265	17,262	10,648	17,836	(1,252)	(70,763)	(19,653)
Earnings (Loss) per share from continuing operations	(1.073)	0.149	(0.430)	(0.663)	0.287	6.034	(3.602)
Earnings (Loss) per share from discontinued operations	1.587	0.153	0.616	1.615	(0.069)	(11.200)	(2.516)
Earnings (Loss) per share from extraordinary item -Net					(0.293)
Earnings (Loss) per share	0.514	0.302	0.186	0.952	(0.075)	(5.166)	(6.118)

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  Exhibit 11.1
Grupo TMM, S. A. and Subsidiaries Computation of Earnings per Share (IAS & U.S. GAAP)